As filed with the Securities and Exchange Commission on October 12, 2018.

Registration No. 333-220755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACASTI PHARMA INC.
(Exact name of Registrant as specified in its charter)

Québec, Canada	2834	98-1359336
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Acasti Pharma Inc.
545 Promenade du Centropolis, Suite 100
Laval, Québec, Canada H7T 0A3
(450) 686-4555
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Janelle D’Alvise Acasti Pharma Inc. 545 Promenade de Centropolis, Suite 100 Laval, Québec Canada H7T 0A3 (450) 687-2262	Jason Comerford Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th Floor New York, NY 10018 (212) 991-2533

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

On December 19, 2017, the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (File No. 333-220755) (the “Registration Statement”) of Acasti Pharma Inc. (the “Company”).

This Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement (the “Post-Effective Amendment”) is being filed pursuant to the undertakings in Item 9 of the Registration Statement to (i) include an updated prospectus relating to the offering and sale of the common shares of the Company issuable upon exercise of warrants and (ii) update and supplement the information contained in the Registration Statement to include the information contained in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 that was filed with the SEC on June 29, 2018.

No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 12, 2018

PROSPECTUS

9,802,935 Common Shares Issuable Upon Exercise of Warrants

Pursuant to the prospectus dated December 21, 2017, Acasti Pharma Inc. previously offered up to 9,900,990 common shares, together with warrants (the “initial warrants”) to purchase up to 8,910,891 common shares. As part of the closing, the underwriters also partially exercised their over-allotment option for warrants (the “option warrants” and, together with the initial warrants, the “December 2017 Warrants”) to purchase 892,044 common shares. Delivery of the initial warrants was made on December 27, 2017 and delivery of the option warrants pursuant to the exercise of the over-allotment option was made on January 22, 2018. Pursuant to this prospectus, we are offering 9,802,935 common shares issuable upon exercise of the December 2017 Warrants. The December 2017 Warrants, which have an exercise price of US$1.26 per share, are currently exercisable and may be exercised at any time on or before December 27, 2022.

Our common shares are listed for trading on the NASDAQ Stock Market, or NASDAQ, and the TSX Venture Exchange, or TSXV, under the symbol “ACST”. On October 11, 2018, the closing price of our common shares on NASDAQ was US$1.20 per share and on TSXV was $1.52 per share. There is no established trading market for the December 2017 Warrants. We do not intend to apply for any listing of the December 2017 Warrants on NASDAQ or TSXV or any other securities exchange or nationally recognized trading system.

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012.

Investing in our securities involves risks. See “Risk Factors” beginning on page 11 of this prospectus and “Item 3.D. Risk Factors” beginning on page 6 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, which is incorporated by reference into this prospectus.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2018.

TABLE OF CONTENTS

PROSPECTUS

i

ABOUT THIS PROSPECTUS

Except as otherwise indicated, references to “Acasti”, the “Corporation”, “we”, “us”, “it”, “its”, “our” or similar terms refer to Acasti Pharma Inc.

This prospectus contains company names, product names, trade names, trademarks and service marks of Acasti, Neptune Technologies & Bioressources Inc. and other organizations, all of which are the property of their respective owners. We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our name, logo and website names and addresses are our service marks or trademarks. CaPre® is our registered trademark. The other trademarks, trade names and service marks appearing in this prospectus and the documents incorporated by reference herein are the property of their respective owners. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Our financial information contained herein or incorporated by reference herein are presented in Canadian dollars. All references in this prospectus to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that we do not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

Unless otherwise indicated, market data and certain industry data and forecasts included or incorporated by reference in this prospectus concerning our industry and the markets in which we operate or seek to operate were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited or incorporated by reference in this prospectus. While we are not aware of any misstatements regarding the industry data presented or incorporated by reference herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains information that may be forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking statements in this prospectus, including the documents incorporated by reference herein, includes, among other things, information or statements about:

●	our ability to conduct all required clinical and nonclinical trials for CaPre, including the timing and results of those trials;
●	our strategy, future operations, prospects and the plans of our management;
●	the design, regulatory plan, timeline, costs and results of our clinical and nonclinical trials for CaPre;
●	the timing and outcome of our meetings and discussions with the U.S. Food and Drug Administration, or FDA;
●	our planned regulatory filings for CaPre, and their timing;
●	our expectation that our Bridging Study (as defined below) results will support our plan to get authorization from the FDA to use the 505(b)(2) pathway with new chemical entity, or NCE, status towards a New Drug Application, or NDA, approval in the United States;
●	the timing and results from two competitor outcomes studies in patients with high triglycerides, or TGs (blood levels between 200-499 mg/dL), and concomitantly taking a statin;
●	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;
●	our estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and our ability to serve that market;
●	our anticipated marketing advantages and product differentiation of CaPre and its potential to become a best-in-class Omega-3 therapeutic, or OM3, compound for the treatment of hypertriglyceridemia, or HTG;
●	the potential to expand CaPre’s indication for the treatment of high TGs (200-499 mg/dL);
●	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;
●	our strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;
●	the manufacturing scale-up of CaPre beyond 20 tons per year and the related timing;
●	our ability to strengthen our patent portfolio and other means of protecting our intellectual property rights, including our ability to obtain additional patent protection for CaPre;
●	our expectation that following expiration of the license agreement with Neptune we will not require any license from third parties to support the commercialization of CaPre;
●	the availability, consistency and sources of our raw materials, including krill oil;

●	our expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices, or cGMP;
●	the potential for OM3s in other cardiovascular medicine indications;
●	our intention and ability to build a U.S. commercial organization and to successfully launch CaPre and compete in the U.S. market;
●	our intention and ability to complete development and/or distribution partnerships to support the commercialization of CaPre outside of the United States, and to pursue strategic opportunities to provide capital and market access;
●	our ability to reach a definitive agreement based upon a non-binding term sheet with a China-based pharmaceutical company for the commercialization of CaPre in certain Asian jurisdictions;
●	our need for additional financing and our estimates regarding our future financing and capital requirements;
●	our expectation regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and
●	our projected capital requirements to fund our anticipated expenses, including our research and development and general and administrative expenses, and capital expenditures.

In addition, the forward-looking statements in this prospectus and in the documents incorporated by reference herein are subject to a number of known and unknown risks, uncertainties and other factors, including those described in this prospectus under the heading “Risk Factors,” many of which are beyond our control, that could cause our actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking statements, including, among others:

●	risks related to timing and possible difficulties, delays or failures in our planned TRILOGY Phase 3 program for CaPre;
●	nonclinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant further development of CaPre;
●	CaPre may not prove to be as safe and effective or as potent as we currently believe;
●	our planned TRILOGY Phase 3 program may not produce positive results;
●	our anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;
●	the FDA could reject our 505(b)(2) regulatory pathway;
●	outcome study data from two of our competitors in patients with high TGs may be negative, which could also negatively affect the market perception of CaPre;
●	we may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;
●	we may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;
●	CaPre may have unknown side effects;

●	the FDA may refuse to approve CaPre, or place restrictions on our ability to commercialize CaPre;
●	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;
●	we may fail to achieve our publicly announced milestones on time;
●	we may encounter difficulties in completing the development and commercialization of CaPre;
●	third parties we will rely upon to conduct our TRILOGY Phase 3 program for CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;
●	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;
●	recently enacted and future laws may increase the difficulty and cost for us to obtain marketing approval of and commercialize CaPre and affect the prices we can charge;
●	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means could adversely affect our business;
●	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;
●	third parties that we will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;
●	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality and to produce CaPre under cGMP standards;
●	we may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up our manufacturing successfully;
●	we may not be able to produce clinical batches of CaPre in a timely manner or at all;
●	as a company, we have limited sales, marketing and distribution experience;
●	our patent applications may not result in issued patents, our issued patents may be circumvented or challenged and ultimately struck down, and we may not be able to successfully protect our trade secrets or other confidential proprietary information;
●	we may face claims of infringement of third party intellectual property and other proprietary rights;
●	we may face product liability claims and product recalls;
●	we may face intense competition from other companies in the pharmaceutical, medical food and natural health product industries;
●	we have a history of negative operating cash flow and may never become profitable or be able to sustain profitability;
●	we have significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, build a commercial organization in the United States, and meet ongoing capital requirements to continue our current operations on commercially acceptable terms or at all;
●	we may not be able to successfully compete in the U.S. market with competitors who are larger and have more resources than we do;

●	we may acquire businesses or products or form strategic partnerships in the future that may not be successful;
●	we may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre outside the United States or provide development capital or market access;
●	we rely on the retention of key management and skilled scientific personnel; and
●	general changes in economic and capital market conditions could adversely affect us.

All of the forward-looking statements in this prospectus and the documents incorporated by reference herein are qualified by this cautionary statement. There can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the consequences or effects on our business, financial condition or results of operations that we anticipate. As a result, you should not place undue reliance on the forward-looking statements. Except as required by applicable law, we do not undertake to update or amend any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this prospectus and the documents incorporated by reference herein are made as of the date of this prospectus or as of the date of such document incorporated by reference. Forward-looking statements included in the documents incorporated by reference herein are made as of the date of the original document and have not been updated by us except as expressly provided for in this prospectus.

SUMMARY

This summary highlights certain information about us, the December 2017 Warrants and selected information contained elsewhere in or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before deciding whether to invest in our securities. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus, including the information referred to under the heading “Risk Factors” in this prospectus and in the sections captioned “Item 3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, which is incorporated by reference into this prospectus, our financial statements and related notes and the other information incorporated by reference into this prospectus.

Our Company

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using OM3 fatty acids derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering TGs in patients with HTG. Our lead product candidate is CaPre, an OM3 phospholipid therapeutic, which we are developing initially for the treatment of severe HTG, a condition characterized by very high or severe levels of TGs in the bloodstream (≥ 500 mg/dL).

Market research commissioned by us suggests a significant unmet medical need for an effective, safe and well-absorbing OM3 therapeutic that can also demonstrate a positive impact on the major blood lipids associated with cardiovascular disease risk. We believe that CaPre will address this unmet medical need if our Phase 3 results reproduce what we observed in our Phase 2 data. We initiated TRILOGY, our Phase 3 clinical program in North America during the second half of 2017 and started clinical site activation, as planned, at the end of 2017. As of the date of this prospectus, patient enrollment and randomization are continuing on schedule for both studies. We also believe that potential exists to expand CaPre’s initial indication to the roughly 36 million patients in the United States with high TGs (blood levels between 200 – 499 mg/dL), although at least one additional clinical trial would likely be required to support FDA approval of a supplemental New Drug Application to expand CaPre’s indications to this segment. Data from our Phase 2 studies indicated that CaPre may also have a positive effect in diabetes and inflammatory diseases; consequently, we may also seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following consistent results with CaPre, and we are seeking to demonstrate similar safety and efficacy in our TRILOGY Phase 3 program:

•	significant reduction of TGs and non-high density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;

•	no deleterious effect on low-density lipoprotein cholesterol (LDL-C), or “bad” cholesterol, with the potential to reduce LDL-C;

•	potential to increase high-density lipoprotein cholesterol (HDL-C), or “good” cholesterol;

•	potential to decrease hemoglobin A1c, a biomarker of long-term glucose control;

•	good bioavailability (absorption by the body), even under fasting conditions;

•	no significant food effect when taken with either low-fat or high-fat meals; and

•	an overall safety profile similar to that demonstrated by currently marketed OM3s.

We believe that if we are able to reproduce these results in our TRILOGY Phase 3 program, we potentially could set CaPre apart from current FDA-approved OM3 treatment options, and it could give us a significant clinical and marketing advantage.

Recent Developments

Intellectual Property

On July 24, 2018, we received a Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) on our composition-of-matter patent application for “Concentrated Therapeutic Phospholipid Compositions.” This patent provides comprehensive coverage over a broad range of concentrated phospholipid compositions.

Clinical Update for Our TRILOGY Phase 3 Program

As of the date of this prospectus, 2018, 149 clinical sites have been activated, 1,177 patients have been enrolled and 212 patients have been randomized for our TRILOGY Phase 3 program. This is a double-blind, placebo-controlled, 26-week, two-study Phase 3 clinical program that is being conducted in a total of about 500 patients, and it is designed to evaluate the safety and efficacy of CaPre in patients with severe HTG. Additional cGMP production lots of active pharmaceutical ingredient and CaPre were manufactured during the first quarter of 2018, enabling us to continue to accumulate the CaPre inventory required to complete the TRILOGY trials.

As of the date of this prospectus, our TRILOGY Phase 3 program remains on track and we expect to complete patient enrollment by the end of 2018. Our TRILOGY Phase 3 program has already exceeded 75% enrollment and 30% randomization at our clinical sites across the United States, Canada and Mexico.

Canadian Public Offering

On October 4, 2018, we priced a public offering in Canada of $24.0 million of common shares at a price of $1.28 per share under a Canadian prospectus filed with certain Canadian securities regulatory authorities in reliance on Regulation S under the Securities Act of 1933, as amended. We estimate that the net proceeds to us from the Canadian offering will be approximately $22.1 million, after deducting the underwriter discounts, commissions and estimated offering expenses payable by us. We also granted the Canadian underwriter an option to purchase up to 2,812,500 additional common shares at the same offering price, exercisable at any time up to 30 days after the closing date of the Canadian offering. There can be no assurance that the offering in Canada will be completed.

U.S. Public Offering

On October 9, 2018, we closed a public offering in the United States of 19,090,000 common shares at a price of US$1.00 per share pursuant to an effective registration statement on Form F-3. The gross proceeds to us from the U.S. offering were approximately US$19.1 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

Corporate Information

We were incorporated on February 1, 2002 under Part 1A of the Companies Act (Québec) under the name “9113-0310 Québec Inc”. On August 7, 2008, pursuant to a Certificate of Amendment, we changed our name to “Acasti Pharma Inc.” and on February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). We are now governed by the Business Corporations Act (Québec).

Our principal executive offices are currently located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada H7T 0A3. Our telephone number is (450) 686-4555.

THE OFFERING
Securities offered	9,802,935 common shares issuable upon exercise of the December 2017 Warrants issued on December 27, 2017 and January 22, 2018.
Exercise price	The December 2017 Warrants have an exercise price of US$1.26 per share.
Term of warrants	The December 2017 Warrants are exercisable at any time on or before December 27, 2022.
Use of proceeds

If all of the December 2017 Warrants are exercised in full and the exercise price therefor is paid in cash, we will receive approximately US$12.4 million in proceeds. We intend to use the net proceeds to fund our TRILOGY Phase 3 program, to advance partnering discussions around the world and for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors

You should read the description of risks described in “Risk Factors” of this prospectus and those otherwise incorporated by reference into this prospectus for a discussion of material risks that prospective purchasers of our securities should consider.

NASDAQ and TSXV ticker symbol	ACST

EXCHANGE RATES

The following table presents the high, low, average and period end exchange rate for one Canadian dollar expressed as one U.S. dollar for each of our last five fiscal years. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

Fiscal year ended	Low	Average	High	Period End

	(US$)
February 28,2014	0.8952	0.9555	0.9977	0.9029
February 28, 2015	0.7863	0.8003	0.9404	0.7995
February 29, 2016	0.6854	0.7645	0.8368	0.7395
March 31, 2017	0.7363	0.7618	0.7972	0.7548
March 31, 2018	0.7276	0.7798	0.8245	0.7756

The following table presents the high, low, average and period end exchange rate for one Canadian dollar expressed as one U.S. dollar for each month during the previous six months.

Month	Low	Average	High	Period End

	(US$)
April 2018	0.7747	0.7855	0.7967	0.7791
May 2018	0.7680	0.7768	0.7828	0.7723
June 2018	0.7513	0.7618	0.7744	0.7594
July 2018	0.7544	0.7616	0.7682	0.7682
August 2018	0.7603	0.7668	0.7742	0.7660
September 2018	0.7583	0.7671	0.7749	0.7725
October 2018 (through October 10, 2018)	0.7697	0.7757	0.7811	0.7697

The exchange rates above are based upon the noon buying rate, as quoted by the Bank of Canada. As of May 1, 2017, the Bank of Canada no longer publishes updated data for exchange rates published under previous methodologies, including daily noon and closing rates as well as high and low exchange rates. Beginning from May 2017 and thereafter, the exchange rate presented above is based upon the daily average closing rate. As of October 10, 2018, the exchange rate for one Canadian dollar expressed as one US dollar, as quoted by the Bank of Canada was $1.00 = US$0.7697.

RISK FACTORS

Investing in our securities involves risk. Before making any investment decision, you should carefully read the risk factors set forth below and under the caption “Item 3.D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and other documents that are incorporated by reference into this prospectus. It is not possible to predict or identify all such risks. Consequently, we could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to us. The risks we have identified and the risks that remain unknown could materially affect our business, results of operation or financial condition and affect the value of our securities. You could lose all or part of your investment.

There is a significant risk that we may be classified as a PFIC for U.S. federal income tax purposes.

Potential investors in our common shares who are U.S. holders should be aware that, based on our most recent financial statements and projections and given uncertainty regarding the composition of our future income and assets, there is a significant risk that we may be classified as a “passive foreign investment company” or “PFIC” for our current taxable year and possibly subsequent years. If we are a PFIC for any year during a U.S. holder’s holding period of the common shares acquired pursuant to this prospectus, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of such common shares or any so-called “excess distribution” received on such common shares, as ordinary income (with a portion subject to tax at the highest rate in effect), and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. holder. Subject to certain limitations, a timely and effective QEF Election under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or a Mark-to-Market election under Section 1296 of the Code may be made with respect to the common shares. A U.S. holder who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of their common shares over the holder’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares—Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares acquired pursuant to this prospectus, the U.S. federal tax consequences of the PFIC rules, and the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

We have broad discretion to determine how to use the proceeds raised in this offering, and we may not use the proceeds effectively.

If all of the December 2017 Warrants are exercised in full and the exercise price therefor is paid in cash, we will receive approximately US$12.4 million in proceeds. We intend to use the net proceeds to fund our TRILOGY Phase 3 program, to advance partnering discussions around the world and for working capital and general corporate purposes. Our management will have broad discretion over the use of proceeds, and we could spend the proceeds in ways with which you may not agree or that do not yield a favorable return. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. Our needs may change as the business and the industry that we address evolves. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

Future securities issuances by us could result in significant dilution for existing shareholders.

Our articles of incorporation permit us to issue an unlimited number of common shares and preferred shares, issuable in series, and our shareholders will have no pre-emptive rights in connection with further issuances of securities by us. Our directors have the discretion to determine the provisions attaching to any series of preferred shares and the price of issue of further issuances of our common shares. Also, additional common shares may be issued by us upon the exercise of outstanding stock options and warrants or the conversion of debentures. The issuance of these additional equity securities or the issuance of new stock options or warrants may have a dilutive effect on existing holders of our common shares and, as a result, the market price for our common shares could decline. The market price of our common shares could also decline as a result of future issuances by us in connection with strategic partnerships, or sales by our existing shareholders, or the perception that these sales could occur. Sales by our shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate, which could reduce our ability to raise capital and have an adverse effect on our business.

DESCRIPTION OF SHARE CAPITAL and warrants

Overview

Our authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively, the preferred shares), issuable in one or more series. As of October 10, 2018, there were:

•	a total of 56,540,470 common shares issued and outstanding and no preferred shares issued and outstanding;

•	4,200,011 options to purchase common shares issued to our directors, officers and employees, at a weighted average exercise price of $1.27 per common share;

•	18,400,000 Series 8 public offering warrants issued in 2014 to purchase common shares issued and outstanding, exercisable at a price of US$15.00 per common share until December 3, 2018 (10 warrants must be exercised in order to acquire one common share);

•	161,654 Series 9 private placement warrants issued in 2014 to purchase common shares issued and outstanding, exercisable at a price of $13.30 per common share until December 3, 2018;

•	$2,000,000 aggregate principal amount of unsecured convertible debentures, maturing on February 21, 2020, issued in our February 2017 private placement and contingent warrants to acquire up to 1,052,630 common shares:

•	the debentures are convertible into common shares at any time by the holder at a fixed price of $1.90 per common share, except if we pay before the maturity all or any portion of the convertible debentures;

•	the contingent warrants will be exercisable for the remaining term of the convertible debentures at a fixed price of $1.90 per common share;

•	warrants issued in connection with our February 2017 public offering to purchase up to 1,904,034 common shares at an exercise price of $2.15 per common share, at any time until February 21, 2022;

•	the December 2017 Warrants issued in connection with our December 2017 public offering to purchase up to 9,802,935 common shares at an exercise price of US$1.26 per common share (see “—December 2017 Warrants” below);

•	broker warrants issued in connection with our December 2017 public offering to purchase up to 495,050 common shares at an exercise price of US$1.26 per common share;

•	warrants issued in connection with our May 2018 public offering to purchase up to 10,188,900 common shares at an exercise price of $1.31 per common share; and

•	broker warrants issued in connection with our May 2018 public offering to purchase up to 547,975 common shares at an exercise price of $1.05 per common share.

In addition, (i) we plan to issue, after receiving TSXV approval, an additional 23,723 common shares in satisfaction of interest payable on our unsecured convertible debentures and (ii) in August 2018, our shareholders approved amendments to our stock option plan to increase the number of common shares reserved for issuance under our stock option plan by 2,553,698 common shares.

The above amounts exclude our proposed public offering of 18,750,000 common shares in Canada and the option we have granted to the Canadian underwriter to purchase up to 2,812,500 additional common shares. See “Summary—Recent Developments.”

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the common shares and preferred shares.

Common Shares

Voting Rights

Each common share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of our shareholders. Each common share entitles its holder to one vote at any meeting of our shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of preferred shares ranking before the common shares as to dividends, the holders of common shares are entitled to receive dividends as declared by the board our funds that are available for the payment of dividends.

Winding-up and Dissolution

In the event of our voluntary or involuntary winding-up or dissolution, or any other distribution of our assets among our shareholders for the purposes of winding up its affairs, the holders of common shares shall be entitled to receive, after payment by us to the holders of preferred shares ranking prior to common shares regarding the distribution of our assets in the case of winding-up or dissolution, share for share, the remainder of our property, with neither preference nor distinction. The order of priority, applicable to all classes of our shares with respect to the redemption, liquidation, dissolution or distribution of property (the order of priority) is as follows: First, the Class E non-voting shares; Second, the Class D non-voting shares; Third, the Class B multiple voting shares and Class C non-voting shares, pari passu; and Fourth, the common shares. Notwithstanding the order of priority, shareholders of a class of shares may renounce the order of priority by unanimous approval by all shareholders of that class of shares.

Preferred Shares

Class B Multiple Voting Shares

Each Class B multiple voting share entitles the holder thereof to 10 votes per share in all of our shareholder meetings.

Dividends. Holders of Class B multiple voting shares are entitled to receive, as and when such dividends are declared, an annual non-cumulative dividend of 5% on the amount paid for the said shares, payable at the time and in the manner which the directors may determine and subject to the order of priority.

Participation. Subject to the provisions of subsection 5.2.2 of our Articles, holders of Class B multiple voting shares do not have the right to participate in our profits or surplus assets.

Conversion. Holders of Class B multiple voting shares have the right, at their entire discretion, to convert, part or all of the Class B multiple voting shares they hold into common shares on the basis of 1 common share for each Class B multiple voting share converted.

Redemption. Subject to the provisions of the QBCA and the order of priority, holders of Class B multiple voting shares have the right to demand from us, upon 30 days’ written notice, that we redeem the Class B multiple voting shares at a price equivalent to the amount paid for such shares plus the redemption premium, as defined in subsection 5.2.4.1 of the Articles, and any and all declared but yet unpaid dividends on same.

Liquidation. In the event of our dissolution or liquidation or any other distribution of our property, the Class B voting shareholders have the right to be reimbursed for the amount paid for their Class B multiple voting shares plus the redemption premium, as defined in subsection 5.2.4.1 of our Articles as well as the amount of any and all declared but yet unpaid dividends on their shares, subject to the order of priority.

Class C Non-Voting Shares

Subject to the provisions of the QBCA, holders of Class C non-voting shares are neither entitled to vote at any meeting of our shareholders, receive a notice of any such meeting, nor attend any such meeting.

Dividends. Holders of Class C non-voting shares are entitled to receive, as and when such dividends are declared, an annual non-cumulative dividend of 5% on the amount paid for the said shares, plus a redemption premium as defined in subsection 5.3.6.1 of our Articles, payable at the time and in the manner which the directors may determine and subject to the order of priority.

Participation. Subject to the provisions of subsection 5.3.2 of our Articles, holders of Class C non-voting shares do not have the right to participate in our profits or surplus assets.

Conversion. Holders of Class C non-voting shares have the right, at their entire discretion, to convert, part or all of the Class C non-voting shares they hold into common shares on the basis of 1 common share for each Class C non-voting share converted.

Forced Conversion. All of our Class C non-voting shares shall automatically be converted in common shares upon the request of an unrelated third-party investor in us investing more than $500,000, or any other amount to be determined by the board of directors in us and requesting as a condition to the investment that the Class C non-voting shares be converted into common shares on the basis of 1 common share for each Class C non-voting share converted.

Redemption. Subject to the provisions of the QBCA and the order of priority, holders of Class C non-voting shares have the right to demand, upon 30 days’ written notice, that we redeem their Class C non-voting shares at a price equivalent to the amount paid for the shares plus the redemption premium, as defined in subsection 5.3.6.1 of our Articles, and any and all declared but yet unpaid dividends on the shares.

Liquidation. In the event of our dissolution or liquidation or any other distribution of our property, Class C non-voting shareholders have the right to be reimbursed for the amount paid for their Class C non-voting shares plus the redemption premium, as defined in subsection 5.3.6.1 of our Articles, as well as the amount of any and all declared but yet unpaid dividends on their shares, subject to the order of priority.

Class D Non-Voting Shares

Subject to the provisions of the QBCA, holders of Class D non-voting shares are neither entitled to vote at any meeting of the shareholders, receive a notice of any such meeting, nor attend any such meeting.

Dividends. Holders of Class D non-voting shares are entitled to receive, as and when such dividends are declared, a monthly non-cumulative dividend of 0.5% to 2% on the amount paid for the shares, plus a redemption premium as defined in subsection 5.4.6.1 of our Articles, payable at the time and in the manner which the directors may determine and subject to the order of priority.

Participation. Subject to the provisions of subsection 5.4.2 of our Articles, holders of Class D non-voting shares do not have the right to participate in our profits or surplus assets.

Conversion. Holders of Class D non-voting shares have the right, at their discretion, to convert, part or all of their Class D non-voting shares into common shares on the basis of a number of common shares equal to the number of Class D non-voting shares converted multiplied by a conversion ratio, calculated as follows:

Conversion Ratio =	The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class D non-voting shares by the average amount paid per share for the Class D non-voting shares plus the redemption premium per share, as defined in subsection 5.4.6.1 of our Articles as well as the amount of any and all declared but yet paid dividends on the shares
Fair market value of the common shares at the date of any conversion of Class D non-voting shares into common shares

Forced Conversion. All of our Class D non-voting shares automatically convert into common shares upon the request of an unrelated third party investor in us, investing more than $500,000, or any other amount to be determined by the board of directors, in us and requesting as a condition to the investment that the Class D non-voting shares be converted into common shares on the basis of a number of common shares equal to the number of Class D non-voting shares converted multiplied by the conversion ratio, calculated as follows:

Conversion Ratio =	The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class D non-voting shares by the average amount paid per share for the Class D non-voting shares plus the redemption premium per share, as defined in subsection 5.4.6.1 of our Articles as well as the amount of any and all declared but yet paid dividends on the shares
Fair market value of the common shares at the date of any conversion of Class D non-voting shares into common shares

Redemption. Subject to the provisions of the QBCA and the order of priority, holders of Class D non-voting shares have the right to demand, upon 30 days’ written notice, that we redeem their Class D non-voting shares at a price equivalent to the amount paid for the shares plus the redemption premium, as defined in subsection 5.4.6.1 of our Articles, and any and all declared but yet unpaid dividends on the shares.

Liquidation. In the event of our dissolution or liquidation or any other distribution of our property, the Class D non-voting shareholders shall have the right to be reimbursed for the amount paid for their Class D non-voting shares plus the redemption premium, as defined in subsection 5.4.6.1 of our Articles as well as the amount of any and all declared but yet unpaid dividends on their shares, subject to the order of priority.

Class E Non-Voting Shares

Subject to the provisions of the QBCA, holders of Class E non-voting shares are neither entitled to vote at any meeting of the shareholders, receive a notice of any such meeting, nor attend any such meeting.

Dividends. Holders of Class E non-voting shares are entitled to receive, as and when such dividends are declared, a monthly non-cumulative dividend of 0.5% to 2% on the amount paid for the shares, payable at the time and in the manner which the directors may determine and subject to the order of priority.

Participation. Subject to the provisions of subsection 5.5.2 of our Articles, holders of Class E non-voting shares do not have the right to participate in our profits.

Conversion. Holders of Class E non-voting shares have the right, at their discretion, to convert, part or all of their Class E non-voting shares into common shares on the basis of a number of common shares equal to the number of Class E non-voting shares converted multiplied by the conversion ratio, calculated as follows:

Conversion Ratio =	The product obtained by multiplying a factor to be agreed at the time of the issuance of the Class E non-voting shares by the average amount paid per share for the Class E non-voting shares plus the amount of any and all declared but yet paid dividends on the shares
Fair market value of the common shares at the date of any conversion of Class E non-voting shares into common shares

Redemption. Subject to the provisions of the QBCA and the order of priority, we have the right, upon 30 days’ written notice, to redeem the Class E non-voting shares at a price equivalent to the amount paid for the shares and any and all declared but yet unpaid dividends on the shares.

Liquidation. In the event of our dissolution or liquidation or any other distribution of our property, the Class E non-voting shareholders have the right to be reimbursed for the amount paid for their Class E non-voting shares as well as the amount of any and all declared but yet unpaid dividends on the shares, subject to the order of priority.

December 2017 Warrants

The December 2017 Warrants were issued in a registered offering pursuant to a prospectus dated December 21, 2017. In that offering, we offered and sold December 2017 Warrants to purchase up to 9,802,935 common shares, with each December 2017 Warrant allowing its registered holder to purchase one common share at a price of US$1.26 per share, subject to adjustment as discussed below, until 5:00 p.m., New York City time, on December 27, 2022.

The December 2017 Warrants were issued pursuant to a warrant agreement between us and the warrant agent. Certain provisions of the warrants are set forth herein but are only a summary and are qualified in their entirety by the relevant provisions of the warrant agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The exercise price and number of common shares issuable upon exercise of the December 2017 Warrants may be adjusted in certain circumstances, including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. However, the December 2017 Warrants cannot be adjusted for issuances of common shares at prices below their exercise price.

The December 2017 Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of December 2017 Warrants being exercised. Holders of the December 2017 Warrants have the right to exercise the December 2017 Warrants via a cashless exercise feature provided for in the December 2017 Warrants if at the time of exercise of the December 2017 Warrants there is not an effective registration statement and current prospectus for the issuance of the underlying common shares. The warrant holders do not have the rights or privileges of holders of common shares or any voting rights until they exercise their December 2017 Warrants and receive the common shares. After the issuance of common shares upon exercise of the December 2017 Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

A holder may not exercise any portion of a December 2017 Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of our outstanding common shares after exercise, as such percentage ownership is determined in accordance with the terms of the December 2017 Warrants, except that upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%. No fractional common shares will be issued upon exercise of the December 2017 Warrants. If, upon exercise of the December 2017 Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share. If multiple December 2017 Warrants are exercised by the holder at the same time, we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

USE OF PROCEEDS

If all of the December 2017 Warrants are exercised in full and the exercise price therefor is paid in cash, we will receive approximately US$12.4 million in proceeds. However, the timing of the exercise and the extent to which any of the December 2017 Warrants are exercised are beyond our control and depend on a number of factors, including the market price of our common shares. There can be no assurance that any of the December 2017 Warrants will be exercised, and it is possible that all of the warrants may expire and may never be exercised.

We will have broad discretion in the use of the net proceeds we receive from the exercise of the December 2017 Warrants, if any. We intend to use the net proceeds to fund our TRILOGY Phase 3 program, to advance partnering discussions around the world and for working capital and general corporate purposes.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. Our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities. Pending our use of the net proceeds from this offering, we may invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or government securities, or hold them as cash.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2018:

●	on an actual basis; and

●	on a pro forma basis to (i) reflect the completion of our U.S. public offering of 19,090,000 common shares at a price of US$1.00 per share, resulting in the estimated net proceeds of approximately US$17.4 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us and (ii) give effect to the proposed issuance and sale of 18,750,000 common shares in a public offering in Canada at a price of $1.28 per share, resulting in the estimated net proceeds of approximately $22.1 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase 2,812,500 additional common shares).

In the table below, we have assumed that the exchange rate for Canadian dollars expressed in United States dollars of the offering was $1.00 = US$0.7697 (the daily average exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada on October 10, 2018).

This table should be read together with our financial statements and accompanying notes and the other financial information and other documents incorporated by reference into this prospectus.

	As at June 30, 2018
	(actual)	(pro forma)
	(in thousands)
Cash and cash equivalents	$12,860	$57,500

Non-current liabilities
Derivative warrant liabilities	7,465	7,465
Unsecured convertible debentures	1,663	1,663
Total non-current liabilities	9,128	9,128
Equity
Share capital	79,540	124,180
Other equity	309	309
Contributed surplus	7,490	7,490
Deficit	(79,800)	(79,800)
Total equity	$7,539	$52,179
Total capitalization	$16,667	$61,307

OFFER AND LISTING

Since January 7, 2013, our common shares have been listed on NASDAQ under the ticker symbol ACST. The following tables set forth, for the periods indicated, the high and low market prices of our common shares as reported on TSXV and NASDAQ.

(a)	For the five most recent full fiscal years:

	TSXV		NASDAQ
Fiscal year ended	High $	Low $	High US$	Low US$
Feb. 28, 2014(1)	43.20	11.50	42.00	10.90
Feb. 28, 2015(1)	14.90	11.50	13.40	10.90
Feb. 29, 2016	7.60	1.83	6.10	1.30
Mar. 31, 2017	4.03	1.47	3.09	1.11
Mar. 31, 2018	2.99	1.07	3.36	0.84

(1)	Our common shares were consolidated on October 15, 2015, on the basis of one (1) post-consolidation common share for every 10 pre-consolidation common shares, and each fractional common share resulting from the consolidation was rounded up. The common share price was increased proportionally to reflect the consolidation.

(b)	For each full financial quarter of the two most recent full fiscal years and any subsequent period:

	TSXV		NASDAQ
Period	High $	Low $	High US$	Low US$
1st Quarter ended May 31, 2016	2.45	1.50	1.88	1.20
2nd Quarter ended Aug. 31, 2016	2.25	1.66	1.79	1.21
3rd Quarter ended Nov. 30, 2016	4.03	1.62	3.09	1.20
Four-month period ended Mar. 31, 2017	2.66	1.47	2.03	1.11
1st Quarter ended June 30, 2017	1.96	1.65	1.51	1.23
2nd Quarter ended September 30, 2017	1.97	1.57	1.45	1.24
3rd Quarter ended December 31, 2017	2.99	1.07	3.36	0.84
4th Quarter ended March 31, 2018	1.62	1.09	1.30	0.88
1st Quarter ended June 30, 2018	1.59	0.75	1.19	0.56
2nd Quarter ended September 30, 2018	1.84	0.57	1.40	0.43

(c)	For the most recent six months:

	TSXV		NASDAQ
Period	High $	Low $	High US$	Low US$
May 2018	1.07	0.77	0.84	0.60
June 2018	1.06	0.75	0.82	0.56
July 2018	0.85	0.70	0.65	0.53
August 2018	0.78	0.57	0.61	0.43
September 2018	0.85	0.70	0.65	0.53
October 2018 (through October 10, 2018)	2.29	1.41	1.80	1.08

The holders of common shares are entitled to vote at all meetings of our shareholders except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the board, if any.

No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Our common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by us. All of the common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up, and the entitlement to dividends. Common shares are transferable at the offices of our transfer agent and registrar, Computershare Trust Company of Canada, in Toronto, Ontario, Canada and Montreal, Québec, Canada. There are no restrictions in our corporate documents on the free transferability of the common shares.

PLAN OF DISTRIBUTION

We are offering the common shares issuable upon exercise of the December 2017 Warrants directly to the holders of the December 2017 Warrants, and such holders may purchase such common shares directly from us by exercising their December 2017 Warrants in accordance with their terms.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations arising from and relating to the acquisition, ownership, and disposition of our common shares to a U.S. Holder (as defined below) who acquires such common shares pursuant to this prospectus. This discussion does not address the tax consequences to a subsequent purchaser of our common shares. This summary provides only general information and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to that U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from or relating to the acquisition, ownership, and disposition of our common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service, or IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary or proposed), published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the Canada-U.S. Tax Treaty), in each case, as in effect as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, integrated transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that beneficially own (directly, indirectly or by attribution) 10% or more of our equity securities (by vote or value); and (j) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of the common shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to that partnership and the partners of that partnership generally will depend on the activities of the partnership and the status of the partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of the common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate and gift, alternative minimum, state, local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate and gift, alternative minimum, state, local and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Considerations of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the common shares generally will be required to include the amount of that distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits” (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds our current and accumulated “earnings and profits”, the excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of those common shares) and, (b) thereafter, as gain from the sale or exchange of those common shares (see the more detailed discussion at “—Disposition of Common Shares” below). We do not intend to calculate our current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with that information. U.S. Holders should therefore assume that any distribution by us with respect to our common shares will constitute a dividend. However, U.S. Holders should consult their own tax advisors regarding whether distributions from us should be treated as dividends for U.S. federal income tax purposes. Dividends paid on our common shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations.

A dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving the dividend is an individual, estate, or trust, and (c) the dividend is paid on common shares that have been held by the U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of the common shares will not be entitled to receive the dividend).

For purposes of the rules described in the preceding paragraph, we generally will be a “qualified foreign corporation”, or a QFC, if (a) we are eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) our common shares are readily tradable on an established securities market in the United States, within the meaning provided in the Code. However, even if we satisfy one or more of the requirements, we will not be treated as a QFC if we are classified as a PFIC (as discussed below) for the taxable year during which we pay the applicable dividend or for the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of those rules to them in their particular circumstances. Even if we satisfy one or more of the requirements, as noted below, there can be no assurance that we will not be a PFIC in the current taxable year, or become a PFIC in the future. Thus, there can be no assurance that we will qualify as a QFC.

Disposition of Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on the date of the sale or disposition and (b) the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Each U.S. Holder should consult its own tax advisor as to the tax treatment of dispositions of common shares in exchange for Canadian dollars.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations.

Passive Foreign Investment Company Rules

If we are or become a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

Passive Foreign Investment Company Status.

Special, generally unfavorable, rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a non-U.S. corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

In determining whether we are a PFIC, we will be required to take into account a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least 25% by value.

As described above, PFIC status of a non-U.S. corporation for a taxable year depends on the relative values of certain categories of assets and the relative amount of certain kinds of income. Therefore, our status as a PFIC for any given taxable year depends upon the financial results for such year and upon relative valuations, which are subject to change and beyond our ability to predict or control. Based on our most recent financial statements and projections and given uncertainty regarding the composition of our future income and assets, there is a significant risk that we may be classified as a PFIC for our current taxable year and possibly subsequent years. However, PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules (which are subject to differing interpretations), generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, there can be no assurance that we will not be a PFIC in our current taxable year or subsequent years. The PFIC rules are complex, and each U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to us.

Default PFIC Rules Under Section 1291 of the Code.

Generally, if we are or have been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of common shares, subject to the special rules described below applicable to a U.S. Holder who makes a Mark-to-Market Election or a QEF Election (each as defined below), any “excess distribution” with respect to the common shares would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in that taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of common shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. In addition, dividends generally will not be qualified dividend income if we are a PFIC in the taxable year of payment or the preceding year.

Generally, if we are treated as a PFIC for any taxable year during which a U.S. Holder owns common shares, any gain on the disposition of the common shares would be treated as an excess distribution and would be allocated ratably over the U.S. Holder’s holding period and subject to taxation in the same manner as described in the preceding paragraph, and would not be eligible for the preferential long-term capital gains rate.

Certain elections (including the Mark-to-Market Election and the QEF Election, as defined and discussed below) may sometimes be used to mitigate the adverse impact of the PFIC rules on U.S. Holders, but these elections may accelerate the recognition of taxable income and have other adverse results.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POSSIBLE APPLICABILITY OF THE PFIC RULES TO SHARES ACQUIRED PURSUANT TO THIS PROSPECTUS, AND THE AVAILABILITY OF MAKING A QEF OR MARK-TO-MARKET ELECTION TO MITIGATE ADVERSE U.S. TAX CONSEQUENCES OF HOLDING SHARES OF A PFIC.

QEF Election.

A U.S. Holder of common shares in a PFIC generally would not be subject to the PFIC rules discussed above if the U.S. Holder had made a timely and effective election (a “QEF Election”) to treat us as a “qualified electing fund” (a “QEF”). Instead, such U.S. Holder would be subject to U.S. federal income tax on its pro rata share of our (i) net capital gain, which would be taxed as long-term capital gain to such U.S. Holder, and (ii) ordinary earnings, which would be taxed as ordinary income to such U.S. Holder, in each case regardless of whether such amounts are actually distributed to such U.S. Holder. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by such U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, for U.S. federal income tax purposes, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the common shares.

A QEF Election will be treated as “timely” if such QEF Election is made for the first taxable year in the U.S. Holder’s holding period for the common shares in which we are a PFIC. A U.S. Holder may make a timely QEF election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. If a U.S. Holder makes a QEF Election after the first taxable year in the U.S. Holder’s holding period for the common shares in which we are a PFIC, then, in addition to filing the QEF Election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed under “—Default PFIC Rules Under Section 1291 of the Code”) as if the common shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which we are a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, it is possible that a U.S. Holder might make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner. If a U.S. Holder fails to make a QEF Election for the first taxable year in the U.S. Holder’s holding period for the common shares in which we are a PFIC and does not elect to recognize gain as if the common shares were sold on the qualification date, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special adverse taxation rules discussed above under “—Default PFIC Rules Under Section 1291 of the Code”.

A QEF Election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the rules described above during any such subsequent taxable year in which we qualify as a PFIC.

A U.S. Holder cannot make and maintain a valid QEF Election unless we provide certain U.S. tax information necessary to make such an election. On an annual basis, we intend to use commercially reasonable efforts to make available to U.S. Holders that acquire common shares pursuant to this prospectus, upon their written request (a) timely information as to our status as a PFIC, and (b) for each year in which we are a PFIC, information and documentation that a U.S. Holder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to us.

Mark-to-Market Election.

A U.S. Holder of common shares in a PFIC would not be subject to the PFIC rules discussed above under “—Default PFIC Rules Under Section 1291 of the Code” if the U.S. Holder had made a timely and effective election to mark the PFIC common shares to market (a “Mark-to-Market Election”).

A U.S. Holder may make a Mark-to-Market Election with respect to the common shares only if such shares are marketable stock. Such shares generally will be “marketable stock” if they are regularly traded on a “qualified exchange,” which is defined as (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements, and the laws of the country in which such non-U.S. exchange is located, together with the rules of such non-U.S. exchange, ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange ensure active trading of listed stocks. Our common shares will generally be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares is traded on a qualified exchange for at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor with respect to the availability of a Mark-to-Market Election with respect to the common shares.

In general, a U.S. Holder that makes a timely Mark-to-Market Election with respect to the common shares will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years. If a U.S. Holder makes a Mark-to-Market Election after the first taxable year in which we are a PFIC and such U.S. Holder has not made a timely QEF Election with respect to us, the PFIC rules described above under “—Default PFIC Rules Under Section 1291 of the Code” will apply to certain dispositions of, and distributions on, the common shares, and the U.S. Holder’s mark-to-market income for the year of the election. If we were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to-market gain or loss with respect to its common shares for any taxable year that we were not a PFIC.

A U.S. Holder that makes a Mark-to-Market Election generally will also adjust such U.S. Holder’s tax basis in his common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the common shares subject to a Mark-to-Market Election, any gain or loss on such disposition will be ordinary income or loss (to the extent that such loss does not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to the common shares.

Reporting. If we were to be treated as a PFIC in any taxable year, a U.S. Holder will generally be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.

Each U.S. Holder should consult its own tax advisor regarding our potential status as a PFIC, the possible effect of the PFIC rules to such holder and information reporting required if we were a PFIC, as well as the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

U.S. Federal Income Tax Consequences of the Exercise of Warrants

Exercise of Warrants

Except with respect to a cashless exercise of warrants, upon the exercise of warrants and related receipt of common shares, a U.S. Holder will generally not recognize gain or loss unless cash is received in lieu of the issuance of a fractional common share, and will have a tax basis for the common shares so acquired equal to the sum of the exercise price paid by such holder and such holder’s adjusted tax basis for the warrants, less any amount attributable to any fractional share with respect to which such holder received cash. The receipt of cash in lieu of a fractional common share should generally be treated as if the U.S. holder received the fractional share and then received such cash in redemption of such fractional share. Such redemption should generally result in capital gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the common share that is allocable to the fractional share. Any such gain will generally be treated as an “excess distribution” under the PFIC rules discussed above.

In general, a U.S. Holder’s holding period for common shares acquired upon exercise of warrants will not include the period during which such holder owned the warrants. However, if we have been a PFIC for any taxable year all or a portion of which includes the period the U.S. Holder owned the warrants, then solely for purposes of applying the PFIC rules to the common shares acquired upon exercise of such warrants, the holding period will include the period during which the U.S. Holder owned the warrants.

The tax treatment of a cashless exercise is uncertain and could materially differ from the consequences upon the exercise of a warrant described above. U.S. Holders are urged to consult their tax advisors with respect to the tax consequences of a cashless exercise.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a warrant, a U.S. Holder will generally recognize a loss in an amount equal to such U.S. Holder’s tax basis in the warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the warrant was held for more than one year. The deductibility of a capital loss may be subject to limitations.

Constructive Dividends

Under Section 305 of the Code, an adjustment to the number of shares of our common shares that will be issued on the exercise of the warrants, an adjustment to the exercise price of our warrants, or the failure to make adjustments to the exercise price upon the occurrence of certain events, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment (or failure to adjust) has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Adjustments to the exercise price of a warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of our warrants should generally not result in a constructive distribution. U.S. Holders should consult their own tax advisers with respect to the tax consequences of any exercise price adjustment.

Receipt of Foreign Currency

The amount of a distribution paid in Canadian dollars or Canadian dollar proceeds received on the sale or other taxable disposition of common shares will generally be equal to the U.S. dollar value of the currency on the date of receipt. If any Canadian dollars received with respect to the common shares are later converted into U.S. dollars, U.S. Holders may realize gain or loss on the conversion. Any gain or loss generally will be treated as ordinary income or loss and generally will be from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian or other non-U.S. income tax with respect to the common shares may be entitled, at the election of the U.S. Holder, to receive either a deduction or a credit for Canadian or other non-U.S. income tax paid. Dividends paid on common shares generally will constitute income from sources outside the United States. The foreign tax credit rules (including the limitations with respect thereto) are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules, having regard to such holder’s particular circumstances.

Information Reporting; Backup Withholding

Generally, information reporting and backup withholding will apply to distributions on, and the payment of proceeds from the sale or other taxable disposition of, the common shares unless (i) the U.S. Holder is a corporation or other exempt entity, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld generally will be creditable against a U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability provided the required information is provided to the IRS in a timely manner.

In addition, certain categories of U.S. Holders must file information returns with respect to their investment in a non-U.S. corporation. For example, certain U.S. Holders must file IRS Form 8938 with respect to certain “specified foreign financial assets” (such as the common shares) with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold). Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to it in connection with an investment in our common shares.

Medicare Contribution Tax

U.S. Holders that are individuals, estates or certain trusts generally will be subject to a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, common shares, subject to certain limitations and exceptions. Each U.S. Holder should consult its own tax advisor regarding possible application of this additional tax to income earned in connection with an investment in our common shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively the “Tax Act”), to a purchaser who acquires, as beneficial owner, the offered shares and warrants under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) holds the offered shares and warrants as capital property, (iii) deals at arm’s length with, and is not affiliated with, Acasti or the Underwriters, and (iv) does not use or hold and will not be deemed to use or hold, the offered shares and warrants in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Non-Resident Holder who makes or has made a “functional currency” reporting election; or that has entered or enters into a “derivative forward agreement” with respect to the offered shares (each as defined in the Tax Act), including shares acquired by the exercise of the warrants, or the warrants. Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the offered shares and warrants. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the offered shares and warrants, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the offered shares and warrants should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the offered shares and warrants must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on the exercise of a warrant or on a capital gain realized on a disposition or deem disposition of an offered share or warrant, unless the offered share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the offered shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV and NASDAQ) at the time of disposition, the offered shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of Acasti; and (ii) more than 50% of the fair market value of the shares of Acasti was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, any such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the offered shares could be deemed to be taxable Canadian property. Even if the offered shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such common shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of offered shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Dividends

Dividends paid or credited on the offered shares (including shares acquired by the exercise of a warrant) or deemed to be paid or credited on the offered shares to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25% on the gross amount of the dividend, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, where dividends on the offered shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. Not all persons who are U.S. residents will qualify for the benefits of the Canada-U.S. Tax Treaty. Non-Resident Holders are advised to consult their own tax advisors in this regard.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Province of Quebec. Substantially all of our assets are located outside the United States. In addition, several of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, investors should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors, or other said persons, predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or other laws of any state or jurisdiction of the United States.

We have also been advised by Osler, Hoskin & Harcourt LLP, that there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have appointed C T Corporation System as our agent to receive service of process with respect to any action brought against us in the United States.

EXPERTS

The financial statements of Acasti Pharma Inc. as at March 31, 2018 and 2017, and for the year ended March 31, 2018, the thirteen-month period ended March 31, 2017 and the year ended February 29, 2016, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report dated June 27, 2018 on these financial statements contains an explanatory paragraph that states that Acasti Pharma Inc. has incurred operating losses and negative cash flows from operations since inception, that its current assets are projected to be significantly less than what will be needed, and that it needs to obtain additional financing, which indicate the existence of a material uncertainty that casts substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may be necessary if the going concern basis was not appropriate. The audit report also contains an explanatory paragraph that states that the financial statements of Acasti Pharma Inc. as at February 28, 2017 and for the twelve-month and one-month periods ended February 28, 2017 and March 31, 2017 respectively are unaudited and accordingly, KPMG does not express an opinion on them.

LEGAL MATTERS

The validity of the December 2017 Warrants and the common shares issuable upon exercise of the December 2017 Warrants has been passed upon for us by Osler, Hoskin & Harcourt LLP, Montreal, Quebec, Canada.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the documents we file with or furnish to them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus forms a part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, filed with the SEC on June 29, 2018;
•	the description of our common shares set forth in our registration statement on Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017 and declared effective on December 19, 2017 and our Form 8-A filed with the SEC on January 4, 2013, including any amendment or report filed for the purpose of updating that description; and
•	our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 2, 2018, April 24, 2018 (two reports), April 27, 2018, May 9, 2018, May 14, 2018, June 5, 2018, July 2, 2018, August 1, 2018, August 14, 2018 (Film No.: 181014206), August 29, 2018, September 18, 2018, September 24, 2018, October 1, 2018, October 3, 2018 (two reports), October 4, 2018 (two reports), October 9, 2018 and October 11, 2018.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in one of those other documents that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any such statement so modified shall not be deemed, except as so modified, to constitute a part of this prospectus. Any such statement so superseded shall be deemed not to constitute a part of this prospectus.

Any person receiving a copy of this prospectus, including any beneficial owner, may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents. Requests should be directed to our principal executive offices, 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada H7T 0A3, attention: Chief Financial Officer (telephone: (450) 686-4555).

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and we file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We are also subject to the full informational requirements of the securities commissions in all provinces of Canada, and you will also be able to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We maintain a corporate website at http://www.acastipharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Directors’ and officers’ liability insurance has been purchased for the benefit of the directors and officers of the registrant, to back up the registrant’s indemnification of them against liability incurred in their capacity as directors and officers, subject to certain limitations under applicable law.

In accordance with the provisions of the Business Corporations Act (Québec), the by-laws of the registrant also provide that the registrant will indemnify a director or officer, a former director or officer, or an individual who acts or acted at the registrant’s request as a director or officer or an individual acting in a similar capacity of another entity, and such person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the registrant or other entity, provided however that the registrant shall not so indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the registrant or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the registrant’s request, and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

In addition, the registrant may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual shall repay the registrant if the individual does not fulfil the conditions set out in (i) and (ii) above.

If the registrant becomes liable under the terms of its by-laws, the insurance coverage discussed above will extend to its liability; however, each claim will be subject to a per claim retention of nil to C$250,000, depending on the nature of the claim.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are all the sales of securities by us during the three years preceding this offering that were not registered under the Securities Act.

•	50,000 common shares issued on February 5, 2016 pursuant to a settlement agreement;
•	$2,000,000 aggregate principal amount of unsecured convertible debentures, maturing on February 21, 2020, issued in our February 2017 private placement and contingent warrants to acquire up to 1,052,630 common shares;
•	warrants issued in connection with our February 2017 public offering in Canada to purchase up to 1,965,259 common shares at an exercise price of $2.15 per common share, at any time until February 21, 2022;
•	broker warrants issued in connection with our February 2017 public offering in Canada to purchase up to 234,992 common shares at an exercise price of $2.15 per common share, at any time until February 21, 2018;
•	60,000 common shares issued in connection with our February 2017 public offering in Canada for services received from an employee of Neptune;
•	9,496 common shares issued on April 7, 2017 in satisfaction of interest payable on the unsecured convertible debentures;
•	23,885 common shares issued on August 15, 2017 in satisfaction of interest payable on the unsecured convertible debentures;
•	22,783 common shares issued on December 27, 2017 in satisfaction of interest payable on the unsecured convertible debentures;
•	33,605 common shares issued on March 27, 2018 in satisfaction of interest payable on the unsecured convertible debentures;

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•	warrants issued in connection with our May 2018 public offering (including the full exercise of over-allotment option by the underwriters) in Canada to purchase up to 10,959,500 common shares at an exercise price of $1.31 per common share at any time prior to May 9, 2023;
•	10,959,500 common shares issued in connection with our May 2018 public offering (including the full exercise of over-allotment option by the underwriters) in Canada;
•	broker warrants issued in connection with our May 2018 public offering in Canada to purchase up to 547,975 common shares at an exercise price of $1.05 per common share, expiring on May 9, 2023;
•	30,348 common shares issued on June 6, 2018 in satisfaction of interest payable on the unsecured convertible debentures; and
•	51,807 common shares issued on August 21, 2018 in satisfaction of interest payable on the unsecured convertible debentures.

The foregoing issuances were all made outside of the United States pursuant to Regulation S or pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

a. See the Exhibit Index to this registration statement.

b. Financial statement schedules.

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the registrant’s financial statements and related notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (i), (ii) and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement, or, as to a registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
4.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registration will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registration relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registration or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
6.	The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.
7.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California on October 12, 2018.

ACASTI PHARMA INC.

By:	/s/ Janelle D’Alvise

Name: Janelle D’Alvise
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 12, 2018.

Signature	Title

/s/ Janelle D’Alvise	President, Chief Executive Officer and Director
Janelle D’Alvise	(Principal Executive Officer)

*	Chief Financial Officer and Secretary
Linda P. O’Keefe	(Principal Financial and Accounting Officer)

*	Chairman of the Board
Dr. Roderick N. Carter

*	Director
Jean-Marie (John) Canan

*	Director
Donald Olds

*By: /s/ Janelle D’Alvise
Janelle D’Alvise
Attorney-in-fact

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Acasti Pharma Inc. in the United States, on October 12, 2018.

ACASTI PHARMA INC.

By:	/s/ Janelle D’Alvise
Name: Janelle D’Alvise
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)
3.2	Amended and Restated General By-Law (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on February 21, 2017)
3.3	Advance Notice bylaw No. 2013-1 (incorporated by reference to Exhibit 4.3 from Form S-8 (File No. 333-191383) filed with the Commission on September 25, 2013)
4.1	Specimen Certificate for Common Shares of Acasti Pharma Inc. (incorporated by reference to Exhibit 2.1 from Form 20-F (File No. 001-35776) filed with the Commission on June 6, 2014)
4.2	Warrant Indenture dated December 3, 2013 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 from Form 6-K (File No. 001-35776) filed with the Commission on December 3, 2013)
4.3	Warrant Indenture dated February 21, 2017 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 2.3 from Form 20-F (File No. 001-35776) filed with the Commission on June 27, 2017)
4.4	Warrant Agency Agreement dated December 27, 2017 between Acasti Pharma Inc. and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company N.A. (incorporated by reference to Exhibit 2.4 from Form 20-F (File No. 001-35776) filed with the Commission on June 29, 2018)
4.5	Amended and Restated Warrant Indenture dated May 10, 2018 between Acasti Pharma Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 2.5 from Form 20-F (File No. 001-35776) filed with the Commission on June 29, 2018)
5.1*	Opinion of Osler, Hoskin & Harcourt LLP
10.1	License Agreement dated August 7, 2008, as modified on February 20, 2009 and March 7, 2013, between Acasti Pharma Inc. and Neptune Technologies & Bioressources Inc. (incorporated by reference to Exhibit 10.1 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
10.2	Prepayment Agreement, dated December 4, 2012, between Acasti Pharma Inc. and Neptune Technologies & Bioressources Inc. (incorporated by reference to Exhibit 10.2 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
10.3	Equity Incentive Plan, as amended June 8, 2017 (incorporated by reference to Exhibit 4.2 from Form 20-F (File No. 001-35776) filed with the SEC on June 27, 2017)
10.4	Stock Option Plan, as amended June 8, 2017 (incorporated by reference to Exhibit 4.3 from Form 20-F (File No. 001-35776) filed with the SEC on June 27, 2017)
10.5	Employment Agreement with Linda O’Keefe, dated November 25, 2016 (incorporated by reference to Exhibit 10.5 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
10.6	Employment Agreement with Janelle D’Alvise, dated May 11, 2016 (incorporated by reference to Exhibit 10.6 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
10.7	Employment Agreement with Pierre Lemieux, dated September 26, 2017 (incorporated by reference to Exhibit 10.7 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
10.8	Employment Agreement with Laurent Harvey, dated September 26, 2017 (incorporated by reference to Exhibit 10.8 from Form F-1 (File No. 333-220755) filed with the SEC on September 29, 2017)
23.1#	Consent of KPMG LLP

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Exhibit Number	Description
23.2*	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

* Previously filed.

# Filed herewith.

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